Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29, 2008

Dated: April 11, 2008

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

Management Discussion and Analysis

1.        DESCRIPTION OF BUSINESS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

This management discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (the “Company”) focuses on the financial condition and results of operations of the Company for the six months ended February 29, 2008 and 2007. It is prepared as of April 11, 2008 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2007 and the unaudited consolidated financial statements for the period ended February 29, 2008 together with the notes thereto.

2.        DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a) Results of Operations

Any reference to “period” refers to the six month period ended February 29, 2008.

At February 29, 2008 the Company had cash, cash equivalents and short term investments on hand of $7,520,444 as compared to $14,699,067 on August 31, 2007. Of this amount approximately $1,060,995 (August 31 2007 – $3,613,919) relates to amounts advanced from the partners of the WBJV to fund their share of the remaining portion of approved work programs. Accounts payable at period end totaled $1,274,719 (August 31, 2007 - $2,288,934) and almost all of this ($1,017,000) was payable against technical and exploration work completed for the WBJV. The Company also held marketable securities at period end with a fair value of $2,114,001 (August 31, 2007 - $2,084,001).

The Company has not completed an equity placement since April of 2006. Apart from interest of $182,916 (2007 - $177,854) earned on cash deposits during the period the Company had no significant revenues to report. Funds on hand are expected to finance ongoing general and administrative costs, exploration activities and the Company’s portion of costs to complete a bankable feasibility study for Project 1 of the Western Bushveld Joint Venture (“WBJV”), which is expected to be complete before June 30, 2008. Additional financing will be required if the Company is to fund its share of Project 1 costs in the event that a decision to mine is taken by the partners subsequent to the completion of a bankable feasibility study, or if significant long lead items or implementation expenditures are undertaken.

On January 10, 2007, the Company completed a positive pre-feasibility study for the Project 1 area of the WBJV titled “Technical Report – Western Bushveld Joint Venture, Project 1 (Elandsfontein and Frischgewaagd)” and filed the report on SEDAR January 30, 2007. During 2007 the WBJV then commissioned a bankable feasibility study for the Project 1 area of the WBJV. This work is currently underway. On September 7, 2007 the Company published its most recent resource calculation for the WBJV. (See Item 2d. “Exploration Programs and Expenditures” below)

Total peak funding requirements pursuant to the Company’s pre-feasibility study was estimated at US $272 million of which the Company would be responsible for 37%. This number is expected to change at the completion of the bankable feasibility study (“BFS”) due to general cost increases experienced in the mining sector and due to changes in design parameters, some of which will reduce capital requirements.

At the time of writing, power shortages in South Africa and the probability that electrical power will be in short supply until the end of 2012 will require that the Company plan for the possible need to be self sufficient during this time for electrical needs by including the capital and operating cost for site diesel generation into its bankable feasibility study. The financial impact of this shortage has yet to be determined by the Company.

Through a 50% direct interest held by the WBJV the Company also holds an effective 18.5% interest in two farms comprising Project 2 of the WBJV. Project 2 is the main component property of the Frischewaagd-Ledig project operated by Wesizwe Platinum Ltd. for which a feasibility study was completed and published on March 31, 2008 by Wesizwe (JSE:WEZ). The WBJV and Wesizwe are currently negotiating the terms whereby the WBJV may participate in Project 2.

The Wesizwe feasibility study was completed by Wesizwe and their consultants TWP, Murray and Roberts Cementation and the Mineral Corporation, all relevant experienced South African independent mining contractors. The study was not completed with reference to Canadian National Instrument 43-101 and was not completed on behalf of or under the direction of  Platinum Group Metals Ltd.

The Company has had recent access to the information supporting the feasibility study and is assessing, with the aid of independent advisors, its mineral inventory disclosure for the area where the feasibility study has been disclosed. However, the technical disclosure by Wesizwe has not been reviewed or confirmed in sufficient detail by Platinum Group Metals or its QP’s for further disclosure at this time. Platinum Group will provide more technical information once Platinum Group’s QP’s have completed their review. Platinum Group Metals, Anglo Platinum and Wesizwe are in amicable discussions regarding the business arrangement over the areas of shared mineral rights within the Wesizwe area covered by the study. The Project 2 mineral rights form a logical block for consideration.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

Platinum Group Metals news release disclosure on the 781 hectare Project 2 area dated April 30, 2007 and February 7 ,2007 provides for a total of  8.5 million ounces of Platinum, Palladium, Rhodium and Gold in the inferred category, or 4.25 Million ounces to the WBJV account as detailed below. Considerable drilling by Wesizwe and a 3 dimensional seismic survey, completed co-operatively by all owners, has been completed since this estimate. The impact of this work and the engineering analysis for the Project 2 area is in progress by Platinum Group Metals Ltd. and its Qualified Persons “QP’s”.

The Company is also conducting exploration work on the Project 3 area of the WBJV. During the period an extensive 3D Seismic Survey was conducted over the Project 2 and Project 3 areas. The Company also conducted drilling over the area during the period. At the time of writing there are 4 diamond drills turning on WBJV properties. The Company hopes to complete an initial resource calculation for the Project 3 area of the WBJV before the end of the Company’s third fiscal quarter of 2008.

Of Rand 201 million (approximately $28.7 million) in budgeted work programs approved by the partners of the WBJV since 2006, at the time of writing, approximately Rand 35 million (approximately $4.6 million) remains to be completed.  This amount will be subject to change as there will be adjustments to the scope of work required as the BFS for Project 1 nears completion.  The partners share the cost of work programs pro-rata to their interest in the WBJV.  Approved cash calls to the partners to date total R 179 million (approximately $25.57 million). The remaining budget will be applied to both the exploration of the Project 3 area of the WBJV and to the completion of a bankable feasibility study on Project 1.  The bankable feasibility study is being worked on at the time of writing and is planned for completion before June 30, 2008. Activities for the WBJV have included research and data review, prospecting, mapping, detailed engineering, drilling of project areas, geophysical studies, geotechnical work, metallurgical studies and mine plan and scheduling work.

The Company also maintains two other projects in South Africa on the North Limb of the Bushveld Complex. The Tweespalk and War Springs projects are currently the subject of only modest work efforts as the Company is focused on the WBJV. Given recent increases in metal prices more active work is being considered at both the Tweespalk and War Springs projects in 2008. On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the last three years.  See details at item 2. d) “Exploration Programs and Expenditures” below.

The Company also conducted work on its Canadian projects during the period. A 1,125 metre drill program was completed on the Company’s Lac Des Iles projects in the first quarter. The Company maintains a large mineral rights position in the Lac des Ilse area north of Thunder Bay as a strategic holding against increasing prices for palladium and platinum. Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

For more information about the WBJV and the Company’s other mineral properties please refer to Notes 5. and 6. of the Company’s February 29, 2008 unaudited financial statements and below for further discussion regarding the WBJV.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

During the 6 month period the Company incurred a net loss of $2,635,804 (2007 - $3,534,961). Before a non-cash charge for stock based compensation of $392,197 (2007 - $580,976) and mineral property costs written off of $Nil (2007 - $1,323,222), general and administrative expenses totaled $2,524,791 (2007 - $1,808,617). Interest amounted to $182,916 (2007 - $177,854).  The $716,174 increase in administrative expenses over the comparative period is explained for the most part by foreign exchange losses of $93,318 (2007 - $(68,322)), a $161,640 change, a $214,084 increase in salaries and benefits from $582,396 in 2007 to $796,480 in 2008, a $224,029 increase in professional fees from $113,128 in 2007 to $337,157 in 2008, and an increase in travel expenses of $126,798 from $341,243 in 2007 to $468,041 in 2008.

The Company has increased its general level of activity in the past three years in South Africa while exploration activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become an investment focus for the Company. Since 2005 the Company has seen its compliment of staff, consultants and casual workers increase from approximately 20 to over 50 individuals in April 2008. Office space and support services requirements in Canada and South Africa have also increased to accommodate these people. As the WBJV has matured there has been a need for more administration and management oversight from Canada with a corresponding increase in travel and communication expenses. At the same time the general market for both skilled and unskilled personnel in Canada and South Africa has seen increases in general compensation costs.  The Company’s listing on the American Stock Exchange in 2007 and the costs of compliance with Sarbanes-Oxely legislation in the USA and Multilateral Instrument 52-109 in Canada have resulted in increased professional fees in the six months ended February 29, 2008.

During the period Wesizwe Platinum Ltd. completed the acquisition of 100% of the Company’s Black Economic Empowerment partner Africa Wide Mining and then repaid the Company an amount of $21,205 for the cost of administrative amounts recorded as advances due from Africa Wide. Total global exploration expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the period totaled $4,633,096 (2007 - $1,781,284). Of this amount $4,226,334 was for the WBJV (2007 - $1,565,179) and $406,762 was for other exploration (2007 - $216,105). After meeting its earn in requirements in April 2006, Platinum Group Metals Ltd. is currently responsible only for its 37% pro-rata share of expenditures for the Western Bushveld Joint Venture (“WBJV”). Total WBJV expenditures during the period by all Joint Venture partners amounted to $10,869,319 (2007: $4,288,143).

The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended Aug. 31, 2007	Year ended Aug. 31, 2006	Year Ended Aug. 31, 2005
Revenues	$640,359(1)	$235,236	$218,373
Net Loss	($6,758,123)(2)	($3,853,273)	($3,795,648)
Net Loss per Share	($0.12)	($0.08)	($0.10)
Total Assets	$36,764,203(3)	$27,664,441	$15,705,187
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1)
The Company’s only significant source of revenue during the years ending August 31, 2005 to 2007 was interest revenue from GIC’s held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)
The Company’s net loss has been increasing during the years ending August 31, 2005 to 2007 due to several factors. A large factor is stock compensation expense which totalled $1,487,661 in 2007, $110,176 in 2006 and $1,283,289 in 2005. Another factor is the write off of deferred mineral property costs of $1,323,222 in 2007, $1,174,325 in 2006 and $974,294 in 2005. If one removes the effect of these two factors from each fiscal year the recorded annual loss becomes modified to $3,947,240 for 2007, $2,568,772 for 2006 and $1,538,065 for 2005. During fiscal 2007 the Company completed a listing on the American Stock Exchange and for the first time was required to certify its internal and disclosure controls under Sarbanes-Oxley legislation in the USA as well as Multilateral Instrument 52-109 in Canada. This resulted in an increase in professional fees in 2007 over 2006 of $150,722 and an increase in listing fees in 2007 over 2006 of $80,696. Management and consulting fees increased by an aggregate $322,613 in 2007 as a result of several factors, including; the Company used an executive search consultant during the period ($27,154), the Company used a strategic analyst during the year ($78,225), performance bonuses increased in the year ($41,000), new directors fees for non-executive directors were paid in the year ($75,000). General market related increases in compensation levels also occurred. Salaries and benefits were up by $495,873 in 2007 and factors include; the hiring of new employees in South Africa (approximately $270,000), increased performance bonuses ($39,200) and market related increases in compensation levels. The remaining year-on-year increase in this modified loss value is then explained by the growth in the Company and its activities as described above at “Discussion of Operations and Financial Condition”.

(3)
Total assets have been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of private placement equity financings. At August 31, 2007 the Company held $14,669,067 in cash and cash equivalents and short term investments. At August 31, 2006 the Company held $10,066,801 in cash and cash equivalents versus $2,750,461 at August 31, 2005.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

The following tables set forth selected financial data from the Company’s unaudited Interim Consolidated Financial Statements and should be read in conjunction with these Interim financial statements.

	Period ended Feb. 29, 2008	Period ended Feb. 28, 2007
Interest & recoveries [1]	$304,560	$270,997
Net Loss	($2,734,072)	($3,534,961)
Net Loss Per Common Share	($0.04)	($0.06)
Total Assets	$31,723,933	$28,769,588
Long Term Debt	Nil	Nil
Dividends	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Interest & recoveries[1]	Net Loss[2]	Net Loss per share
February 29, 2008	$139,029	($1,430,050)	($0.02)
November 30, 2007	$165,531	($1,205,754)	($0.02)
August 31, 2007	$203,489	($1,392,894)	($0.03)
May 31, 2007	$165,873	($1,830,268)	($0.03)
February 28, 2007	$138,384	($1,355,649)	($0.02)
November 30, 2006	$132,613	($2,179,312)	($0.04)
August 31, 2006	$100,991	($1,200,351)	($0.02)
May 31, 2006	$55,062	($515,092)	($0.01)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b) Trend Information

Other than the financial obligations as set out in the table provided at item 6 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthwhile to incur continued holding and exploration costs upon. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. The Company is working to complete a bankable feasibility study for the Project 1 area of the WBJV. If a production decision is taken by the WBJV upon completion of that study, the Company will most likely pursue debt financing for a portion of its share of the capital requirements for that project.

At the time of writing there is a favourable macro-trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c) Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the S.E.C. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favorable drilling results, estimates and studies are subject to a number of risks, including:

•	the limited amount of drilling and testing completed to date;

•	the preliminary nature of any operating and capital cost estimates;

•	the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

•	the likelihood of cost estimates increasing in the future; and

•	the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

South Africa has undergone significant change in its government and laws since the free elections in 1994. At present, Mining Legislation in South Africa is continuing to undergo change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, the South African legal regime may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is no certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, fluctuations in currency exchange rates and inflation.

The Company is subject to risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the U.S. Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. Dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse affect on the Company.

1The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

2Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs. For example, the quarter ended February 29, 2008 includes a non-cash charge for stock based compensation in the amount of $250,830.  The quarter ended November 30, 2007 includes a non-cash charge for stock based compensation in the amount of $141,367. The Quarter ended August 31, 2007 includes a non-cash charge for stock based compensation in the amount of $91,795. The May 31, 2007 quarter includes a non-cash charge for stock based compensation in the amount of $814,890. The February 28, 2007 quarter includes a non-cash charge for stock based compensation in the amount of $368,517. The quarter ended November 30, 2006 includes a non-cash charge for stock based compensation of $212,459 and a mineral property write off for $1,323,222. The quarter ended August 31, 2006 includes a non-cash charge for stock based compensation of $70,232 and a mineral property write off for $381,027. The quarter ended May 31, 2006 includes no such charges. When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties. In addition, the Company’s properties may be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental risks may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing, and in general are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and, if the Company’s projects enter the production phase, the amount of the Company’s revenue or profit or loss.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

d) Exploration Programs and Expenditures

General

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

Mineral property acquisition costs deferred during the period totaled $14,521 (2007 - $128,179). Of this amount acquisition costs relating to the Company’s 37% pro-rata share of the WBJV amounted to $12,538 (2007 - $21,434) while the balance related to Canadian properties. Exploration costs incurred globally in the period for the Company’s interests totaled $4,633,096 (2007 - $1,781,284). Of that amount $152,959 (2007 - $130,654) was incurred on the Company’s Canadian properties and $4,480,137 (2007 - $1,650,630) was incurred on the Company’s South African properties. Of the South African amount, $4,226,334 was for the Company’s 37% share of WBJV expenditures (2007 - $1,565,179). The total amount (100%) of exploration expenditures by all Joint Venture partners for the six month period for the WBJV came to $10,869,319 which was higher than the 100% amount spent in the same period last year (2007 - $4,230,213).

During the period there were no write-offs in deferred costs relating to South African or Canadian projects, while write-offs in the same period in 2007 amounted to $1,323,222 for Canada and Nil for South African properties. For more information on mineral properties see Note 5 and 6 of the Company’s August 31, 2007 Audited Consolidated Financial Statements or February 29, 2008 unaudited Interim Consolidated Financial Statements.

Western Bushveld Joint Venture

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum Limited (“Anglo Platinum”) (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited ( “Africa Wide” ) (26%) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ and Elandsfontein 102 JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94 JQ, Elandsfontein 102 JQ and Frischgewaagd 96 JQ.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded a required exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have been required to fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to March 2007 the partners to the WBJV approved budgets in the amount of Rand 76,393,208 (approximately C$11.7 million at September 2006). In July 2007 the WBJV participants approved a new cash budget for the WBJV totaling Rand 102,976,176 (approximately C$15.5 million in July 2007). At February 29, 2008 Anglo Platinum had an unspent contribution balance to the WBJV of Rand 4,661,386 (C$686,156) and Africa Wide had an unspent contribution balance to the WBJV of Rand 3,282,596 (C$483,198).  These funds will be used to fund their pro-rata share of further expenditures on the WBJV.

To February 29, 2008 all receipts, disbursements and net assets, excluding mineral properties contributed by other venturers to the WBJV are recorded in the books and records of the Company on behalf of the Joint Venture. Of the $1,274,719 in the Company’s accounts payable at February 29, 2008 an amount of $1,017,000 (approximately Rand 8 million) was incurred on behalf of the WBJV.

In April 2007 Africa Wide accepted an offer for the purchase of 100% their company from Wesizwe Platinum Ltd. (WEZ:JSE). The transaction closed in September 2007 and Wesizwe paid consideration of 57.4 million new shares of Wesizwe at a deemed price of Rand 10.48 per share for total consideration of Rand 601.5 million (approximately C$90 million). Since September 2007 Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

On April 9, 2007 the Company announced the formal contribution to the WBJV of a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ (“Portion 11”) by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum. With this addition the geographic area of the WBJV now covers approximately 72 square kilometres of territory. Portion 11 now forms part of the Project 2 area of the WBJV. This expanded Project 2 area is adjacent to the WBJV “Project 1” area. Anglo Platinum’s 50% interest in Portion 11 relates to New Order mineral rights that were converted from Old Order rights in 2007. All of the parties to the shared mineral rights on Portion 11 and RE 4 are working toward a detailed co-operation agreement. Current drilling being conducted under initial co-operation agreements is expected to continue.

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited based on their contribution of measured, indicated, and inferred PGM ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Under the terms of the original WBJV Agreement, inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. The Company will also be credited for its Rand 35 million expenditure as described above. Each party will then have the opportunity to make equalizing cash payment, or contribute capital going forward in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

Portion 11 was contributed to the WBJV in 2007 as originally planned under the existing terms of the October 2004 WBJV Agreement. For this later contribution of Portion 11 the original credit rates for equalization as described above have been amended to US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce in order to adjust for current market conditions.

In January 2007 the Company published a Pre-Feasibility Report and an updated Independent Resource Estimate which shows Measured, Indicated and Inferred “4E” (platinum, palladium, rhodium and gold) resources for the Project 1 area of the WBJV. On February 7, 2007 the Company published an initial Independent Resource Estimate for the Project 2 area of the WBJV. Later, on September 7, 2007 the Company published its most recent resource calculation for the WBJV.

The Pre-Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was dated January 15, 2007. A report titled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” was filed by the Company on www.sedar.com January 30, 2007. The Pre-Feasibility Study considers and outlines the details and possible mitigation of several considered projects risks, not yet assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

The Pre-Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the Western Bushveld Joint Venture (“WBJV”) in South Africa. The partners of the WBJV gave their approval to advance towards a Bankable Feasibility Study for an underground mine producing 155,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold in concentrate with a total mine life over 18 years.

Of Rand 201 million (approximately $28.7 million) in budgeted work programs approved by the partners of the WBJV since 2006, at the time of writing approximately Rand 35 million (approximately $4.6 million) remains to be completed. This amount will be subject to change as there will be adjustments to the scope of work required as the BFS for Project 1 nears completion. The partners share the cost of work programs pro-rata to their interest in the WBJV.  Approved cash calls to the partners to date total R 179 million (approximately $25.57 million). The remaining budget will be applied to both the exploration of the Project 3 area of the WBJV and to the completion of a bankable feasibility study on Project 1.  The bankable feasibility study is being worked on at the time of writing and is planned for completion before June 30, 2008.

Resources in the Measured and Indicated categories can be included in a financial model under SAMREC and NI-43101 guidelines. Further drilling is now investigating additional areas with reef potential along strike on Project areas 2 and 3 within the Joint Venture area. Since January 2005 PTM has drilled more than 164,000 metres of core in 259 boreholes, including 37 geotechnical holes. At the time of writing the Company has four diamond drilling rigs deployed on the WBJV. The WBJV property includes the untested projected surface trace of the Merensky and UG2 reefs which have been intercepted in a number of drill holes outside of areas where resources have been defined to date.

Summary resource details from published reports for Project 1, Project 1a and Project 2 follow in the table below. Platinum Group Metals Ltd. holds a 37% interest in the 4E ounces attributable to the WBJV. The prill splits and 4E estimates for Project 2 have been calculated by arithmetic mean. The prill splits and 4E estimates for Project 1 and 1a have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple Kriging for Project 1 and 1a. Absent values for copper, nickel and the minor platinum group elements have been derived from regressed values.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

		Resource		WBJV	Tonnes	Grade	Width	Prill Split (4E)				WBJV Ozs
Project	Reef	Category	Cut-Off	Interest	In Millions	4E g/t	Metres	Pt	Pd	Rh	Au	In Millions
Project 1
	MR	Measured	300 cm g/t	100%	6.305	7.03	1.18	64%	27%	4%	5%	1.425
	UG2	Measured	300 cm g/t	100%	7.165	3.75	1.56	63%	26%	10%	1%	0.864
	MR	Indicated	300 cm g/t	100%	12.181	6.78	1.22	64%	27%	4%	5%	2.655
	UG2	Indicated	300 cm g/t	100%	18.579	3.96	1.44	63%	26%	10%	1%	2.365
	MR	Inferred	300 cm g/t	100%	0.289	6.47	1.03	64%	27%	4%	5%	0.060
	UG2	Inferred	300 cm g/t	100%	2.387	4.40	1.49	63%	26%	10%	1%	0.338

Project 1a
	MR	Inferred	300 cm g/t	100%	1.871	6.48	1.15	64%	27%	4%	5%	0.390
	UG2	Inferred	300 cm g/t	100%	2.973	5.00	1.57	63%	26%	10%	1%	0.478

Project 2
RE 4	MR	Inferred	100 cm g/t	50%	6.54	5.84	1.42	68%	24%	5%	3%	0.614
	UG2	Inferred	100 cm g/t	50%	11.95	4.63	1.57	59%	29%	11%	1%	0.890

Ptn 11	MR	Indicated	1.18 - 1.24 m	50%	0.220	7.38	1.21	62%	28%	5%	5%	0.025
	UG2	Indicated	1.27 m	50%	0.050	4.32	1.27	59%	29%	11%	1%	0.004
	MR	Inferred	1.11 - 1.55 m	50%	16.100	6.00	1.46	62%	28%	5%	5%	1.550
	UG2	Inferred	1.23 m	50%	16.240	4.62	1.23	59%	29%	11%	1%	1.200

		Total Measured 4E Ounces										2.289
		Total Indicated 4E Ounce										5.049
		Total Inferred 4E Ounces										5.520

MR = Merensky Reef              UG2 = Upper Group 2 Reef

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, File No. 0-033562, which may be secured from us, or from the SEC’s website at:  http://sec.gov/edgar.shtml.

Project 1 and Project 1a: A 39% and 41% total geological loss for the Merensky Reef and UG2 Reef respectively was applied to the resource area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 158 boreholes with 178 intercepts and the UG2 is based on 192 intercepts within the 1,087 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on New Order prospecting permits that provide for the right to be converted to mining rights. Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

Project 2 – Remaining Extent of Ptn 4 of the farm Frischgewaagd 96 JQ: An iron replacement area that was delineated by drilling and detailed aeromagnetics was subtracted. In addition to that, a further 18% geological loss was applied. Charles Muller is the Qualified Person (“QP”) for the resource assessment report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

Project 2 – Ptn 11 of the farm Frischgewaagd 96 JQ: A 20%-30% total geological loss was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and an area of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 15 boreholes with 39 intercepts within the 494 ha area and 13 boreholes with 35 intercepts for the UG2 mineral resource estimate. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. There are several other qualified person estimates in the public domain with other degrees of confidence on the same area. Once due diligence on further drilling and evaluation has been completed by the Company’s QP, the resource classification for a 43-101 compliant report will be updated. The Company’s independent consulting Qualified Person has provided this initial resource according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. Mr. David Gray, of Snowden, is the independent QP for the resource assessment report of Frischgewaagd 96 JQ, Portion 11. He is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04. Mr. Gray has more than 17 years of relevant experience in platinum group metal resource assessments. Sampling was conducted using Anglo Platinum’s protocols, as previously published for the project. This includes the insertion of blanks, duplicates and certified reference materials in the assay stream, which is followed by routine quality analysis. These quality controls are in addition to the internal quality control measures undertaken by the contracted analytical facilities. Assays have been completed largely at Anglo Platinum’s laboratories in Johannesburg by standard fire assay procedures. Data has been verified by the QP to the extent that he has personal experience with the compilation of the data at the time it was collected and the protocols employed at Anglo Platinum during the data collection.

Northern Limb, Bushveld - War Springs and Tweespalk Properties

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to February 29, 2008 total $3,216,201 (2007 - $3,125,189).

By prior agreement with the holders of the Old Order mineral rights the Company had an option to purchase 100% of these mineral rights for US$690 per hectare. The Company also agreed to pay prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits were to be converted into New Order permits during a transition period. This process is now complete for the War Springs and Tweespalk properties. The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide and Taung Minerals (Pty) Ltd. have each acquired a 15% interest in the War Springs project carried to bankable feasibility. The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property. During the period the Company received payment in full from Wesizwe Platinum Ltd. for Africa Wide’s share of costs to August 31, 2007, which amounted to R 1,549,673 (C$220,674 at February 29, 2008). The payment was treated as a recovery of costs relating to the Tweespalk property.

The Tweespalk and War Springs projects are currently the subject of only modest work efforts as the Company is focused on the WBJV. Given recent increases in metal prices both the Tweespalk and War Springs projects are being considered for more active exploration work in 2008. On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the last three years.  Details are as follow:

Reef	Cut-off 3E	Tonnage	3E			Ni		Cu		Channel Width
	cmg/t	t	g/t	G	Moz	%	t	%	t	cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13	64,965	0.10	49,868	734

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

Reef	Prill Splits
	Pt		Pd		Au
	g/t	%	g/t	%	g/t	%
B Reef	0.32	34	0.55	58	0.08	8
C Reef	0.20	16	0.97	78	0.07	6

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Power availability is a risk to the project plans.

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6m thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied.

Mr. Charles Muller of Minxcon is the Qualified Person (“QP”) for the technical report disclosing the above resource. He is registered with the South African Council for Natural Scientific Professions (SACNASP) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd in Perth Australia or Anglo Research Laboratories.

Lakemount, Ontario

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. Exploration results on the project to date have been of interest, but in light of certain title deficiencies and a complex title chain, the Company has abandoned the project. Deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 were written off in the year ended August 31, 2007.

Lac Des Iles Area Properties, Ontario

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 2.0% Net Smelter Return Royalty. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), the issue of 30,303 shares (issued) and the completion of exploration expenditures. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty.

In late 2006 a 1,090 metre drill program was conducted on the Company’s Lac Des Iles area projects. A further drill program planned for 1,125 metres was completed during the period and completed in December 2007. Costs for the program since August 31, 2007 have amounted to approximately $153,000. Results of exploration for the current program and those over the last few years for palladium, platinum, nickel and copper have been encouraging and the Company plans to invest further in this area in the future. At the time of writing a 2008 exploration budget for the area is under consideration.

e) Administration Expenses

Before a non-cash charge for stock based compensation of $392,197 (2007 - $580,976), and mineral property costs written off of $Nil (2007 - $1,323,222), and not including interest in the period of $182,916 (2007 - $177,854), general and administrative expenses totaled $2,524,791 (2007 - $1,808,617).  Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. This growth is reflected in the costs described herein. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include management and consulting fees of $185,274 (2007 - $257,072); office and miscellaneous expenses of $117,316 (2007 - $132,073); professional fees of $337,157 (2007 - $113,128); salaries and benefits of $796,480 (2007 - $582,396); shareholder relations expense of $71,545 (2007 - $116,131); travel expenses of $468,041 (2007 - $341,243); news release, print and mailout expenses of $38,624 (2007 - $64,791) and promotion expenses of $130,584 (2007 - $85,350).

f) Related Party Transactions

Management, salary,  consulting fees paid to directors for the period amounted to $238,780 (2007 - $253,231). Of this amount approximately $126,280 (2007 - $128,851) is related to fees for the Company’s President and the balance of $112,500 (2007 - $124,380) relates to the salary and consulting fees of other directors. At February 29, 2008 there were $3,600 in fees (2007 - $4,957) owed and included in accounts payable.

The Company received $67,644 (2007 - $69,743) during the period from MAG Silver Corp. (“MAG”), a company with two common directors and a common officer under an administrative services agreement. The services provided include day-to-day administration and accounting and are provided at market rates. There are no long term obligations or commitments for either party with relation to the services agreement. Accounts receivable at the end of the period include an amount of $9,517 due from MAG.

During the period the Company accrued or received payments of $54,000 (2007 – $23,400) from West Timmins Mining Inc. (“WTM”) formerly Sydney Resource Corporation, a company with three common directors and a common officer, for administrative services. The services provided include day-to-day administration and accounting and are provided at market rates. There are no long term obligations or commitments for either party with relation to the provision of services. Accounts receivable at the end of the period include an amount of $12,218 due from WTM.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director. During the period ended February 29, 2008 the Company accrued or paid Anthem $46,410 under the office lease agreement (2007 - $31,167). The space occupied approximates one third of 6,050 square feet in a first tier building located in downtown Vancouver, British Columbia. The rental rate was negotiated on an “arm’s length basis”. At the time of writing the Company has an obligation to rent the premises for a further 18 months at a rate of $6,943 per month.

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g) Shareholder Relations’ Expenses

Shareholder relations’ expense during the period totaled $71,545 (2007 - $116,131). The Company manages its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. Since May 2005 Roth Investor Relations (“Roth”) has been contracted at a rate of US$5,000 per month to provide distribution of the Company’s information to US institutions and other international analysts and money managers. Prior to May 2005 Roth was contracted by the Company to provide services, on an invoice basis, as needed from time to time. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company’s primary contact with the firm. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h) Travel and Promotion Expenses

Travel expenses for the period amounted to $468,041 (2007 - $341,243).  These activities relate to the supervision of ongoing operations in South Africa and Canada, new property investigations and meetings with potential and current institutional and sophisticated investors. Travel related to all of these activities was higher during the period than in the same period in 2007.  Promotional expenses in the period amounted to $130,584 (2007 - $85,350) and these costs relate to design work, media relations, printed material, postage and trade show attendance.

i) Property Acquisition Expenses

Property acquisition expenditures during the period totaled $14,521 (2007 - $128,179) in cash. This includes $Nil for properties in Ontario, and $14,521 to acquire or maintain option rights to the South African properties. Cash payments or accruals totaled $14,521 (2007 - $128,179) and share issuances for property acquisitions totaled $Nil (2007 - $Nil).

The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and South Africa.

j) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

3.        CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are set out in Note 2 of its unaudited Interim Consolidated Financial Statements for the period ended February 29, 2008.

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, The Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. For the period ended February 29, 2008 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company’s share price of 75.07%, a weighted average annual risk free rate of 4.20 per cent and an expected life of 3.5 years. The resulting weighted average option pricing resulted in an expense for stock options in the period ended February 29, 2008 of $638,729 (2007 - $580,976). Of the $638,729 in cost calculated for February 29, 2008 an amount of $392,197 was expensed while $246,532 was capitalized to deferred mineral property exploration costs.

In accordance with these new standards, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Transaction costs are expensed as incurred.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost. Restricted certificates of deposit are classified as held-to-maturity, and are measured at amortized cost. Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.”

4.        SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are set out in Note 2 of its Consolidated Audited Financial Statements for the year ended August 31, 2007 as well as Note 2 of its unaudited Consolidated Interim Financial Statements for the period ended February 29, 2008. There are several policies that are significant to the financial results of the Company.

Under Canadian GAAP, the Company defers all costs relating to acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Future income taxes are calculated based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

5.        ADOPTION OF NEW ACCOUNTING STANDARDS

Effective September 1, 2007, we have adopted CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity. As the Company has not previously undertaken hedging activities, adoption of Section 3865 currently has no impact. Prior to September 1, 2007, the principal accounting policies affecting financial instruments related to marketable securities that were valued at the lower of original cost and fair market value.

CICA Section 3855 requires that all financial assets, except those classified as held-to-maturity, and loans and receivables, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held-for-trading, otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise. All of the Company’s investments have been designated as available-for-sale.

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the unrealized gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

The adoption of Sections 1530 and 3855 impacts our opening equity. The unrealized gain on the available-for-sale securities from purchase to August 31, 2007 was $1,874,001, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The net unrealized gain on the available-for-sale securities for the six months ended February 29, 2008 was $30,000. There would be no tax impact resulting from adjustments arising from comprehensive income as there are sufficient unrecognized future tax benefits available to offset any future tax liability arising.

6.        LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 614,000 (2007 – 3,464,619) common shares during the period. Of this 614,000 shares (2007 – 3,464,619) were issued for cash proceeds of $685,375 (2007 - $4,809,321). During the period Nil shares (2007 – Nil) were issued for mineral properties for a fair value of $Nil (2007 - $Nil). Cash proceeds are net of share issuances to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company’s primary source of capital has been from the sale of equity. At February 29, 2008 the Company had cash, cash equivalents and short term investments on hand of $7,520,444 compared to $10,382,905 at February 28, 2007.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its joint venture partners to cover the costs of the WBJV. The balance of cash outflows is made up of management fees and expenses of $185,274 (2007 - $257,072) and other general and administrative expenses of $2,262,965 (2007 - $1,770,092).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has fallen in value against the Canadian Dollar by approximately 28%.

The following Table discloses the Company’s continual obligations for optional mineral property acquisition payments and committed office and equipment lease obligations. The Company has no long term debt or loan obligations. Under the terms of several of the Company’s mineral property option and purchase agreements, the Company is required to make certain scheduled acquisition payments as summarized in the table below in order to preserve the Company’s interests in the related mineral properties. In the event the Company is unable or unwilling to make these payments, it is likely that the Company would forfeit our rights to acquire the related properties.

Payments by period
Total		< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Optional Acquisition Payments	$ 5,178,000	$ 5,178,000	$0	$ 0	$ 0
Lease Obligations	228,314	51,510	165,986	10,818	0
Totals	$ 5,406,314	$ 5,229,510	$165,986	$ 10,818	$0

In addition to the above the Company will be required to pay an equalizing amount under the terms of the WBJV agreement based on the measured, indicated and inferred 4E PGE ounces reported in a bankable feasibility study. See item d) “Exploration Programs and Expenditures” above for details of how the equalizing payment will be calculated.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

7.        OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized for issuance without par value. At April 11, 2008 there were 62,452,747 shares outstanding, 3,983,875 incentive stock options outstanding and no common share purchase warrants outstanding.

Subsequent to February 29, 2008 a total of 850,000 common shares were issued pursuant to the exercise of 850,000 warrants at a price of $1.75 per common share for gross proceeds of $1,487,500.

8.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administration requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of February 29, 2008 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2007 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at February 29, 2008, the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company retained an independent third party specialist in 2007 to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.

The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.

From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

During the year ended August 31, 2007, the Company effected the changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; and (ii) reviewed and refined internal control processes; and (iii) adopted and published new corporate governance policies; and (iv) reviewed and improved general controls over information technology; and (v) enhanced financial control over period close processes. During the period ended February 29, 2008 there were no significant changes with regard to internal controls.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at February 29, 2008. Based on this evaluation, management has concluded that as at February 29, 2008, the Company’s internal control over financial reporting was effective.

9.        AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10.           OTHER INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended August 31, 2007 and filed November 29, 2007, may be found on SEDAR at www.sedar.com.

11.           SUBSEQUENT EVENTS

On April 10, 2008 the Company, along with Anglo Platinum and Wesizwe Platinum, announced the purchase of three used mine hoists for a total delivered cost of 21 million Rand (C$2.6 million). The cost will be shared pro-rata by the members of the Western Bushveld Joint Venture as to 37% Platinum Group, 37% Anglo Platinum, and 26% Wesizwe. The hoists were recommended for purchase by engineering and shaft sinking firm Grinaker LTA as part of ongoing feasibility work for WBJV Project 1. If under the WBJV agreement, Anglo Platinum elects, after the feasibility study, to reduce to a non-contributory interest in the WBJV they will be repaid their share of the winder purchase with interest.

Platinum Group Metals Ltd.
(Exploration Stage Company)
Supplementary Information and MD&A
For the period ended February 29 , 2 008

12.           LIST OF DIRECTORS AND OFFICERS

a) Directors:

R. Michael Jones (Chairman)
Frank R. Hallam (Secretary)
Iain McLean
        Eric Carlson
    Barry W. Smee

b) Officers:

    R. Michael Jones (Chief Executive Officer)
    Frank R. Hallam (Chief Financial Officer)
    Peter C. Busse (Chief Operating Officer)